 Exhibit 99.1

First Mining Announces 2025 Second Quarter Financial Results and Operating Highlights

VANCOUVER, BC, Aug. 12, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its second quarter financial results for the quarter ended June 30, 2025. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"We are pleased to announce a successful second quarter with very positive exploration results at our Duparquet Gold Project in Quebec," stated Dan Wilton, CEO of First Mining. "As we entered the third quarter, we signed a landmark long-term relationship agreement with Mishkeegogamang First Nation and look forward to that partnership as we continue to advance the Springpole Gold Project.  We are also very proud of the overwhelming support from new and existing shareholders in our recently completed prospectus offering and private placement where we were able to raise over $36 million of new capital and with demand well in excess of the amount we closed upon. The proceeds will allow First Mining to make significant progress at Springpole and Duparquet."

Q2 2025 Highlights:

•	On April 28, 2025, the Company announced the addition of a second drill rig at the Duparquet Gold Project ("Duparquet Project") during the month of April to further advance progress on its 18,000m drill program.
•	On May 28, 2025, the Company announced initial drilling results from its 2025 drill program at the Duparquet Project which confirmed and expanded the known extent of mineralization at the newly discovered Miroir target and intersected the depth extension of mineralization at the Valentre target. Highlights include near surface mineralization intercepts from drill hole DUP25-052 that returned 2.77 g/t Au over 11.1m, including 4.36 g/t Au over 6.5m, and drill hole DUP25-054 that returned 1.41 g/t Au over 11.9m, including 2.52 g/t Au over 5.25m.
•	On July 3, 2025, Mishkeegogamang First Nation and the Company announced that they signed a Long-Term Relationship Agreement (the "Agreement") covering the Springpole Gold Project. The Agreement sets out a collaborative approach for the development through construction, operations, and closure, in a manner that respects the environment and provides direct benefits to the First Nation.
•	On July 14, 2025, the Company announced the discovery of the "Minuit" zone at the Duparquet Project, located 75m north of the historical Donchester Mine, that returned multiple significant intercepts in drill hole DUP25-059, highlighted by 2.25 g/t Au over 12.8m, including 4.08 g/t Au over 4.0m. In addition to the new discovery, drill hole DUP25-059 further returned an impressive intersection of 1.21 g/t Au over 60.2m, including 4.1 g/t Au over 4.3m, within Zone 3 of the Project's current resource area, validating large scale continuity of modelled gold mineralization striking east-west at the southern contact of the Beattie Syenite.
•	On July 14, 2025, the Company announced a marketed public offering of up to 27,800,000 units of the Company (the "Units") at a price of $0.18 per Unit for aggregate gross proceeds to the Company of up to $5,004,000. Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company at a price of $0.27 per share at any time prior to the date which is 36 months following the applicable closing date. In addition, the Company announced a non-brokered private placement of up to 55,600,000 Units at the Unit Offering Price and up to 22,730,000 flow-through units (the "FT Units") at a price of $0.22 per FT Unit for total gross proceeds of up to $15,008,600.
•	On July 22, 2025, the Company closed an upsized marketed public offering of 66,670,000 units for total gross proceeds of $12,000,600.
•	On July 31, 2025, the Company sold its remaining 20% project interest in the Hope Brook Gold Project for total consideration comprised of $3 million in cash and 7 million common shares of Big Ridge.
•	On August 5, 2025, the Company closed an upsized non-brokered offering (the "Non-Brokered Offering") of 95,000,000 units for proceeds of $17,100,000 and 33,350,000 flow-through units for proceeds of $7,337,000. The total proceeds of the Non-Brokered Offering was $24,437,000.
•	As of June 30, 2025, the Company's cash and marketable securities balance was $5.8 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the closing of the Transaction, First Mining's exposure to Hope Brook, and First Mining's plans related to its Springpole, Duparquet and other projects.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's ability to close the Transaction, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 12-AUG-25